Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,
40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

VOLUNTARY ANNOUNCEMENT

ENTRY INTO THE FOURTH WAIVER LETTER TO THE FACILITY AGREEMENT

Reference is made to the announcements of Sands China Ltd. (“our” or the “Company”) dated November 20, 2018, March 27, 2020, September 11, 2020, and July 7, 2021 in which it was stated that on November 20, 2018, the Company entered into a Facility Agreement (the “2018 SCL Credit Facility”) with the arrangers and lenders named therein and from time to time party thereto (the “Lenders”) and Bank of China Limited, Macau Branch, as agent for the lenders (the “Agent”). The 2018 SCL Credit Facility provides for a US$2,000,000,000 revolving unsecured credit facility (which has subsequently been increased as described below) that is available until July 31, 2023 (the “Termination Date”). The 2018 SCL Credit Facility contains, among other things, two financial covenants, which require the Company to maintain a Consolidated Leverage Ratio and a Consolidated Interest Coverage Ratio (each as defined in the 2018 SCL Credit Facility) of a certain level.

On March 27, 2020, the Company entered into a waiver and amendment request letter to amend the 2018 SCL Credit Facility (the “First Waiver Letter”). In the First Waiver Letter, the Agent and the Lenders, among other things, waived the requirements for the Company to ensure (i) that the Consolidated Leverage Ratio (as defined in the 2018 SCL Credit Facility) as at the last day of any financial quarter does not exceed 4.00 to 1.00 and (ii) that the Consolidated Interest Coverage Ratio (as defined in the 2018 SCL Credit Facility) as at the last day of any financial quarter is greater than 2.50 to 1.00, in each case, for any fiscal period ending during the period beginning on, and including, January 1, 2020 and ending on, and including, July 1, 2021 (the “Relevant Period”) (other than with respect to the financial year ended on December 31, 2019).

On September 11, 2020, the Company entered into a waiver extension and amendment request letter (the “Second Waiver Letter”) in connection with the 2018 SCL Credit Facility. Pursuant to the Second Waiver Letter, the Agent and the Lenders agreed to, among other things: (a) extend the Relevant Period such that it ends on (and includes) January 1, 2022 instead of July 1, 2021; (b) provide the Company with the option to increase the Lenders’ Total Commitments (as defined in under the 2018 SCL Credit Facility) (“Total Commitments”) by an aggregate amount of up to US$1,000,000,000 (“Commitments Increase Option”); and (c) impose a restriction on the ability of the Company to declare or make any dividend payment or similar distribution at any time during the period from (and including) July 1, 2020 to (and including) January 1, 2022 (“Dividend Restriction Period”)

if at such time (x) the Lenders’ Total Commitments exceed US$2,000,000,000 by operation of the increase as a result of the Commitments Increase Option, and (y) the Consolidated Leverage Ratio (as defined in the 2018 SCL Credit Facility) is greater than 4.00 to 1.00, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2,000,000,000.

On January 25, 2021, the Company exercised its Commitments Increase Option to increase the Lenders’ Total Commitments by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the relevant date).

On July 7, 2021, the Company entered into a further waiver extension and amendment request letter (the “Third Waiver Letter”) in connection with the 2018 SCL Credit Facility (as amended, restated, amended and restated, supplemented and otherwise modified, including by the First Waiver Letter and the Second Waiver Letter) with the Agent (for its own and on behalf of the arrangers therein and the Lenders). Pursuant to the Third Waiver Letter, the Agent and the Lenders agreed to, among other things: (a) extend the Relevant Period such that it ends on (and includes) January 1, 2023 instead of January 1, 2022; (b) extend the period of time during which the Company may supply the Agent with its audited consolidated financial statements for the financial year ending on December 31, 2021 to April 30, 2022; and (c) extend the Dividend Restriction Period such that it ends on (and includes) January 1, 2023 instead of January 1, 2022. Pursuant to the Third Waiver Letter, the Company also agreed to pay a customary fee to the Lenders that consented to the waivers and amendments requested therein.

On November 30, 2022 the Company entered into a further waiver extension and amendment request letter (the “Fourth Waiver Letter”) in connection with the 2018 SCL Credit Facility (as amended, restated, amended and restated, supplemented and otherwise modified, including by the First Waiver Letter, the Second Waiver Letter and the Third Waiver Letter) with the Agent (for its own and on behalf of the arrangers therein and the Lenders). Pursuant to the Fourth Waiver Letter, the Agent and the Lenders have agreed to, among other things: (a) extend the Relevant Period such that it ends on (and includes) the Termination Date instead of January 1, 2023; (b) extend the Dividend Restriction Period such that it ends on (and includes) the Termination Date instead of January 1, 2023; and (c) incorporate provisions to address the transition of the London Inter-bank Offered Rate (LIBOR) to a term Secured Overnight Financing Rate (SOFR) reference rate. Pursuant to the Fourth Waiver Letter, the Company has also agreed to pay a customary fee to the Lenders that consented to the waivers and amendments requested therein.

Holders of our Company’s securities, potential investors and readers are advised to exercise caution in dealing in securities in our Company.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, November 30, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.
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